Exhibit 99.1

PRESS RELEASE
Amdocs Limited Reports Quarterly Revenue of $753 Million, up 9.1% YoY
Repurchases $209 Million of Ordinary Shares in Third Fiscal Quarter
Key highlights:
•	Third fiscal quarter revenue of $753 million, compared to the $750-$765 million guidance range. Foreign currency movements negatively impacted revenue by approximately $5 million subsequent to the issuance of guidance in April 2010

•	Third quarter non-GAAP operating income of $138 million; non-GAAP operating margin of 18.3%; GAAP operating income of $105 million

•	Third quarter diluted non-GAAP EPS of $0.58, excluding amortization of purchased intangible assets and other acquisition related costs, loss from divestiture of a subsidiary, and equity-based compensation expense, net of related tax effects, compared to the $0.55-$0.58 guidance range

•	Diluted GAAP EPS of $0.45 for the third quarter, compared to the $0.41-$0.46 guidance range

•	Free cash flow of $160 million for the third quarter

•	Twelve-month backlog of $2.47 billion at the end of the third quarter, up $10 million from the end of the second quarter of 2010

•	Fourth fiscal quarter of 2010 guidance: Expected revenue of approximately $755-$770 million and diluted non-GAAP EPS of $0.57-$0.60, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.44-$0.49

•	Repurchased $209 million of ordinary shares during third quarter
St. Louis, MO – July 21, 2010 – Amdocs Limited (NYSE: DOX) today reported that for its third fiscal quarter of 2010 ended June 30, 2010, revenue was $753.2 million, up 1.2% sequentially from the second fiscal quarter of 2010 and up 9.1% as compared to last year’s third fiscal quarter. Net income on a non-GAAP basis was $119.4 million, or $0.58 per diluted share, compared to non-GAAP net income of $108.6 million, or $0.53 per diluted share, in the third quarter of fiscal 2009. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs, loss from divestiture of a subsidiary and equity-based compensation expense of $27.1 million, net of related tax effects, in the third quarter of fiscal 2010 and excludes such amortization, and equity-based compensation expense of $23.0 million, net of related tax effects, in the third quarter of fiscal 2009. The Company’s GAAP net income for the third quarter of fiscal 2010 was $92.3 million, or $0.45 per diluted share, compared to GAAP net income of $85.5 million, or $0.42 per diluted share, in the prior year’s third quarter.
“We are pleased with our third quarter results as they reflected solid market demand and a strong competitive win rate. We have gained traction in the marketplace with our CES 8 product portfolio and, in particular, our TurboCharging offering, driving customer preference for Amdocs solutions. We are also increasingly confident in Amdocs’ position in the emerging markets where service provider requirements for customer experience systems are becoming more sophisticated. In addition to new project activity, our managed services business continues to produce a very solid foundation of visibility and growth for the company, demonstrated again today by the extension of our relationships with our two largest directory customers, AT&T and Sensis,” said Dov Baharav, chief executive officer of Amdocs Management Limited.
Baharav concluded, “While we are encouraged with the level of activity in North America and the emerging markets, we are marginally more cautious on our European business given our third fiscal quarter results in Europe and relatively weaker spending trends in the region. As a result, our fourth quarter revenue outlook is for $755-$770 million which, at the lower end, is slightly below our previous expectation of 1-2% sequential growth. However, reflecting high confidence in our future performance, we repurchased $209 million of our ordinary shares during the third quarter and continue to maintain a very strong financial and strategic position to pursue the market opportunities ahead of us.”

Financial Discussion of Third Fiscal Quarter Results
Free cash flow was $160 million for the quarter, comprised of cash flow from operations of $179 million less approximately $19 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.47 billion at the end of the third quarter of fiscal 2010.
Financial Outlook
Amdocs expects that revenue for the fourth quarter of fiscal 2010 will be approximately $755-$770 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the fourth quarter to be $0.57-$0.60, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth quarter will be $0.44-$0.49.
Conference Call Details
Amdocs will host a conference call on July 21, 2010 at 5 p.m. Eastern Time to discuss the Company’s third quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets and other acquisition related costs;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense;

•	loss from divestiture of a subsidiary; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, loss from divestiture of a subsidiary, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other income (expense), net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of $2.86 billion in fiscal 2009, Amdocs has over 18,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the

Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2009 filed on December 7, 2009 and in our quarterly 6-Ks filed February 8, 2010 and May 13, 2010.
Contact:
Elizabeth W. Grausam
Vice President of Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended			Nine months ended
	June 30,			June 30,
	2010	2009		2010	2009
Revenue:
License	$25,592	$26,075		$75,691	$107,879
Service	727,657	664,190		2,146,338	2,047,309

	753,249	690,265		2,222,029	2,155,188
Operating expenses:
Cost of license	459	537		1,646	2,097
Cost of service	480,074	441,777		1,417,729	1,381,825
Research and development	52,253	51,134		153,549	160,113
Selling, general and administrative	93,446	81,732		277,054	256,305
Amortization of purchased intangible assets and other	21,748	21,839		64,506	63,594
Restructuring charges and in-process research and development	—	—		—	20,780

	647,980	597,019		1,914,484	1,884,714

Operating income	105,269	93,246		307,545	270,474

Interest and other income (expense), net	(3,768)	2,514		(27,244)	(1,014)

Income before income taxes	101,501	95,760		280,301	269,460

Income taxes	9,236	10,212		31,133	29,035

Net income	$92,265	$85,548		$249,168	$240,425

Basic earnings per share	$0.45	$0.42	*	$1.21	$1.18	*

Diluted earnings per share	$0.45	$0.42	*	$1.21	$1.16	*

Basic weighted average number of shares outstanding	203,786	203,951	*	205,078	203,784	*

Diluted weighted average number of shares outstanding	205,471	204,252	*	206,606	209,322	*

*	The basic and diluted weighted average number of shares outstanding for the three and nine months ended June 30, 2009 have been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic earnings per share by $0.01 for the nine months ended June 30, 2009.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended			Nine months ended
	June 30,			June 30,
	2010	2009		2010	2009
Revenue	$753,249	$690,265		$2,222,029	$2,155,188

Non-GAAP operating income	137,774	124,482		404,379	388,179

Non-GAAP net income	119,360	108,555		349,357	329,680

Non-GAAP diluted earnings per share	$0.58	$0.53	*	$1.69	$1.58	*

Diluted weighted average number of shares outstanding	205,471	204,252	*	206,606	209,322	*

*	The basic and diluted weighted average number of shares outstanding for the three and nine months ended June 30, 2009 have been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced non-GAAP diluted earnings per share by $0.01 for the nine months ended June 30, 2009.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	June 30, 2010
		Reconciliation items
		Amortization
		of purchased
		intangible	Equity based	Loss from
		assets and	compensation	divestiture of a		Non-
	GAAP	other	expense	subsidiary	Tax effect	GAAP

Operating expenses:
Cost of license	$459	$—	$—	$—	$—	$459
Cost of service	480,074	—	(4,871)	—	—	475,203
Research and development	52,253	—	(1,017)	—	—	51,236
Selling, general and administrative	93,446	—	(4,869)	—	—	88,577
Amortization of purchased intangible assets and other	21,748	(21,748)	—	—	—	—

Total operating expenses	647,980	(21,748)	(10,757)	—	—	615,475

Operating income	105,269	21,748	10,757	—	—	137,774

Interest and other income (expense), net	(3,768)	—	—	1,599	—	(2,169)

Income taxes	9,236	—	—	—	7,009	16,245

Net income	$92,265	$21,748	$10,757	$1,599	$(7,009)	$119,360

	Three months ended
	June 30, 2009
		Reconciliation items
		Amortization of	Equity based
		purchased intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$537	$—	$—	$—	$537
Cost of service	441,777	—	(6,115)	—	435,662
Research and development	51,134	—	(1,238)	—	49,896
Selling, general and administrative	81,732	—	(2,044)	—	79,688
Amortization of purchased intangible assets and other	21,839	(21,839)	—	—	—

Total operating expenses	597,019	(21,839)	(9,397)	—	565,783

Operating income	93,246	21,839	9,397	—	124,482

Income taxes	10,212	—	—	8,229	18,441

Net income	$85,548	$21,839	$9,397	$(8,229)	$108,555

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Nine months ended
	June 30, 2010
		Reconciliation items
		Amortization of
		purchased	Equity based	Loss from
		intangible assets	compensation	divestiture of a
	GAAP	and other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,646	$—	$—	$—	$—	$1,646
Cost of service	1,417,729	—	(14,623)	—	—	1,403,106
Research and development	153,549	—	(3,154)	—	—	150,395
Selling, general and administrative	277,054	—	(14,551)	—	—	262,503
Amortization of purchased intangible assets and other	64,506	(64,506)	—	—	—	—

Total operating expenses	1,914,484	(64,506)	(32,328)	—	—	1,817,650

Operating income	307,545	64,506	32,328	—	—	404,379

Interest and other income (expense), net	(27,244)	—	—	23,399	—	(3,845)

Income taxes	31,133	—	—	—	20,044	51,177

Net income	$249,168	$64,506	$32,328	$23,399	$(20,044)	$349,357

	Nine months ended
	June 30, 2009
		Reconciliation items
			Restructuring
		Amortization	charges and
		of purchased	in-process	Equity based
		intangible	research and	compensation
	GAAP	assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,097	$—	$—	$—	$—	$2,097
Cost of service	1,381,825	—	—	(16,776)	—	1,365,049
Research and development	160,113	—	—	(3,277)	—	156,836
Selling, general and administrative	256,305	—	—	(13,278)	—	243,027
Amortization of purchased intangible assets and other	63,594	(63,594)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	1,884,714	(63,594)	(20,780)	(33,331)	—	1,767,009

Operating income	270,474	63,594	20,780	33,331	—	388,179

Income taxes	29,035	—	—	—	28,450	57,485

Net income	$240,425	$63,594	$20,780	$33,331	$(28,450)	$329,680

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	June 30, 2010	September 30, 2009
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,289,939	$1,173,041
Accounts receivable, net, including unbilled of $65,543 and $21,749, respectively	506,778	454,965
Deferred income taxes and taxes receivable	111,560	117,848
Prepaid expenses and other current assets	84,449	126,704

Total current assets	1,992,726	1,872,558

Equipment and leasehold improvements, net	246,728	279,659
Goodwill and other intangible assets, net	1,877,210	1,766,761
Other noncurrent assets	454,101	409,439

Total assets	$4,570,765	$4,328,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$538,138	$415,371
Deferred revenue	167,209	186,158
Deferred income taxes and taxes payable	19,378	9,338

Total current liabilities	724,725	610,867
Noncurrent liabilities and other	550,259	504,497
Shareholders’ equity	3,295,781	3,213,053

Total liabilities and shareholders’ equity	$4,570,765	$4,328,417

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Nine months ended June 30,
	2010	2009
Cash Flow from Operating Activities:
Net income	$249,168	$240,425
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	146,046	147,869
Loss from divestiture of a subsidiary	23,399	—
In-process research and development	—	5,640
Loss on sale of equipment	223	67
Equity-based compensation expense	32,328	33,331
Deferred income taxes	(14,431)	13,097
Gain on repurchase of convertible notes	—	(2,185)
Excess tax benefit from equity-based compensation	(103)	(10)
(Gain) loss from short-term interest-bearing investments	(581)	5,821
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(60,923)	63,843
Prepaid expenses and other current assets	33,181	6,875
Other noncurrent assets	(23,960)	2,263
Accounts payable, accrued expenses and accrued personnel	112,705	(139,466)
Deferred revenue	22,532	8,815
Income taxes payable	16,463	(12,638)
Noncurrent liabilities and other	1,513	(38,268)

Net cash provided by operating activities	537,560	335,479

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(59,504)	(65,045)
Proceeds from sale of short-term interest-bearing investments	1,070,065	601,844
Purchase of short-term interest-bearing investments	(1,239,792)	(676,472)
Net cash paid for acquisitions	(199,496)	(61,890)
Net cash received from divestiture of a subsidiary	20,336	—

Net cash used in investing activities	(408,391)	(201,563)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	—	450,000
Payments under long-term financing arrangements	—	(150,000)
Redemption and repurchase of convertible notes	—	(446,795)
Repurchase of shares	(208,643)	(20,014)
Payments under capital lease and short-term financing arrangements	(262)	(3,092)
Proceeds from employee stock options exercised	22,025	2,026
Excess tax benefit from equity-based compensation	103	10

Net cash used in financing activities	(186,777)	(167,865)

Net decrease in cash and cash equivalents	(57,608)	(33,949)
Cash and cash equivalents at beginning of period	728,762	718,850

Cash and cash equivalents at end of period	$671,154	$684,901

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2010	2010	2009	2009	2009
North America	$572.3	$572.4	$547.6	$528.0	$527.7
Europe	80.6	92.1	89.5	93.0	84.4
Rest of World	100.3	79.5	87.7	86.4	78.2

Total Revenue	$753.2	$744.0	$724.8	$707.4	$690.3

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2010	2010	2009	2009	2009
Customer Experience Systems	$693.0	$689.0	$678.4	$668.6	$647.9
Directory	60.2	55.0	46.4	38.8	42.4

Total Revenue	$753.2	$744.0	$724.8	$707.4	$690.3

	As of
	June 30,	March 31,	December 31,	September 30,	June 30,
	2010	2010	2009	2009	2009
12-Month Backlog	$2,470	$2,460	$2,425	$2,385	$2,370